KRAMER LEVIN NAFTALIS & FRANKEL LLP

David J. Levine
Associate
Phone 212-715-9121
Fax 212-715-8136
djlevine@kramerlevin.com

August 5, 2009

VIA EDGAR and FEDERAL EXPRESS

Ms. Pamela Long
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549-7010

Re:	InterAmerican Acquisition Group Inc. Form S-4, File No. 333-152977 Response to SEC Comment Letter dated August 4, 2009

Dear Ms. Long:

On behalf of InterAmerican Acquisition Group Inc. (the “Company” or “IAG”), we respond as follows to the Staff’s comment letter dated August 4, 2009 relating to the above-captioned Registration Statement (the “Registration Statement”).  Together with our responses below, the Company is filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”).  Captions and page references herein correspond to those set forth in Amendment No. 5, a copy of which has been marked to show changes from Amendment No. 4 to the Form S-4.  We are also delivering three (3) courtesy copies of such marked Amendment No. 5 to Dieter King.  For convenience, we have recited each of the Staff’s comments from the August 4, 2009 letter and provided the Company’s response to each comment immediately thereafter.

General

1.
Please revise the prospectus to include a subsection that is dedicated to and explains the closing dividend referred to on page 49 and throughout the “Considerations of the Stock Purchase Transactions” section beginning on page 70.

We have revised the prospectus to include a subsection that is dedicated to and explains the closing dividend on page 109 of Amendment No. 5.

1177 Avenue of the Americas     New York NY 10036-2714     Phone 212.715.9100    Fax 212.715.8000    www.kramerlevin.com

also at 47 Avenue Hoche    75008 Paris France

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Ms. Pamela Long
United States Securities and Exchange Commission
August 5, 2009

Proxy Statement Cover Page, page 6

2.	In the second full paragraph following the bullet points, please change the references to “IAG warrants” in the eight and eleventh sentences to “CNC warrants.”

In the second full paragraph following the bullet points, we changed the references to “IAG warrants” in the eight and eleventh sentences to “CNC warrants.”

Questions and Answers About The Meeting, page 9

3.
Please add a new “Question and Answer” addressing the question of what legal rights holders of IAG common stock who acquired their securities in IAG’s initial public offering might have in view of the lack of disclosure in IAG’s initial public offering prospectus about the use of funds in the trust account to purchase shares that would be voted against the stock purchase.

We added a new “Question and Answer” addressing the question of what legal rights holders of IAG common stock who acquired their securities in IAG’s initial public offering might have in view of the lack of disclosure in IAG’s initial public offering prospectus about the use of funds in the trust account to purchase shares that would be voted against the stock purchase.

Q. What happens to the funds deposited in the trust account after consummation of the stock purchase?, page 15

4.	Please add a brief discussion of the closing dividend referred to on page 49 and throughout the “Considerations of the Stock Purchase Transactions” section beginning on page 70.

We have added a brief discussion of the closing dividend as requested by the Staff.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Ms. Pamela Long
United States Securities and Exchange Commission
August 5, 2009

Risk Factors, page 50

If any funds held in IAG’s trust account are used to purchase units, shares of common stock or warrants of IAG from holders who would have otherwise voted against the transaction, IAG’s stockholders who purchased shares in IAG’s initial public offering may be entitled to rescission rights, page 60

5.
Please revise this risk factor to address whether a successful plaintiff might also be able to recover punitive damages. In addition, please add a cross-reference to your risk factor disclosure on page 50 concerning the difficulties associated with bringing actions and enforcing awards against persons located outside the United States.

We have revised this risk factor to address whether a successful plaintiff might also be able to recover punitive damages. In addition, we added a cross-reference to such risk factor disclosure on page 50 and other relevant disclosure concerning the difficulties associated with bringing actions and enforcing awards against persons located outside the United States.

There is a risk that CNC could be treated as a United States domestic corporation for United States federal income tax purposes after the redomestication merger and the stock purchase, page 56

6.
We note your risk factor disclosure that CNC could be treated as a United States domestic corporation. Please add an additional risk factor that addresses the risks that (1) stockholders who are United States persons might recognize gain upon their receipt of CNC common stock and class A preferred stock in exchange for IAG common stock in the redomestication merger and (2) a United States person who exchanges Sing Kung common stock or Sing Kung preferred stock for CNC common stock or class A preferred stock pursuant to the exchange offer might recognize gain or loss.

We have added an additional risk factor that addresses the risks raised by the Staff on page 56 of Amendment No. 5.

The Stock Purchase Agreement, page 95

Compliance of terms of IPO Prospectus, page 105

7.
In view of the statements elsewhere in the prospectus that IAG’s initial public offering prospectus did not disclose that funds in the trust account might be used to purchase shares of common stock from stockholders who have indicated their intention to vote against the acquisition and convert their shares into cash (see, e.g., the risk factor disclosure on page 60), please tell us why you believe that the stock purchase agreement and particularly its related agreements comply with the terms disclosed in IAG’s registration statement for its initial public offering.

We have revised the disclosure on page 108 of Amendment No. 5 to address the fact that IAG’s initial public offering prospectus did not disclose that funds in the trust account might be used to purchase shares of common stock from stockholders who have indicated their intention to vote against the acquisition and convert their shares into cash.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Ms. Pamela Long
United States Securities and Exchange Commission
August 5, 2009

Exhibit 8.1 – Form of Tax Opinion of Kramer Levin Naftalis & Frankel LLP

8.
Please have counsel revise its opinion to include its consent to the discussions in the prospectus set forth under the headings “Consideration of the Stock Purchase Transaction-Certain Material United States Federal Income Tax Consequences of the Stock Purchase,” “IAG Redomestication Merger-Material United States Federal Income Tax Consequences of the Redomestication Merger,” and “The Exchange Offer-Material United States Federal Income Tax Consequences of the Exchange Offer.”

We have revised the tax opinion to include counsel’s consent to the discussions of its opinion under the headings “Consideration of the Stock Purchase Transaction-Certain Material United States Federal Income Tax Consequences of the Stock Purchase,” “IAG Redomestication Merger-Material United States Federal Income Tax Consequences of the Redomestication Merger,” and “The Exchange Offer-Material United States Federal Income Tax Consequences of the Exchange Offer.”  We have filed an executed copy of the revised tax opinion as Exhibit 8.1 to Amendment No. 5.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.  We appreciate the Staff’s attention to the imminent deadline faced by IAG and your efforts to help IAG achieve effectiveness in time to meet its deadline.

Very truly yours,

/s/ David J. Levine
David J. Levine

cc:	William C. Morro Christopher S. Auguste, Esq.